Exhibit 99.76

Functional, Human Antibodies Targeting SARS-CoV-2 Discovered Using IPA’s Proprietary B cell Select™ and Single Step Cloning Hybridoma Technologies

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IPA announces discovery of additional, neutralizing antibodies, developed against SARS-CoV-2, discovered using Ligand Pharmaceuticals’ genetically engineered OmniRat® strains producing human antibodies

VICTORIA, July 13, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX.V: IPA) (OTCQB: IPATF) (FSE:TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced the identification of additional, human lead candidate antibodies generated against SARS-CoV-2, also demonstrating potent in vitro neutralizing activity, discovered using the Company’s B cell Select™ and Single Step Cloning Hybridoma Platforms.

On June 29, IPA confirmed the identification of a series of lead candidate antibodies demonstrating potent, in vitro neutralizing activity. These functional antibodies were derived from human and llama (VHH) samples using IPA’s DeepDisplay™ phage technology. The Company has now added to this lead candidate pool with additional, potent neutralizing antibodies from Ligand Pharmaceuticals’ (NASDAQ:LGND) OmniRat® therapeutic human antibody platform as well as wild-type rabbits. The lead neutralizing antibodies announced in the Company’s June 29 release, as well as those announced today, are comprised primarily of fully human antibodies (from humans and OmniRat transgenic animals), which are expected to both accelerate timelines to the clinic and to increase the safety and tolerability profiles of the therapeutic candidates.

These lead neutralizing antibodies have been moved into manufacturing at the Company for further pre-clinical testing and possible inclusion in the Company’s PolyTope™ mAb Therapy to combat the COVID-19 pandemic. The Company is currently exploring business development opportunities with respect to is SARS-CoV-2 antibody programs. The broad range of antibodies being produced at IPA have potential for further use in areas such as additional combination therapies, control antibodies, diagnostics, singular antibody therapies, pre-clinical and clinical batch release assays, and laboratory research.

“IPA continues to advance the development of its PolyTope Therapy directed toward SARS-CoV-2 as part of an exceptionally comprehensive pre-clinical therapeutic program ongoing at the Company”, said Dr. Jennifer Bath, CEO and president of IPA, referencing the number of in vitro human samples, species, antibody formats and discovery platforms used in IPA’s study.

The Company believes that the large amount of data obtained during the development of the first PolyTope therapy should also be foundational in addressing future strains and seasonal variations of the virus, enabling IPA to rapidly formulate more effective vaccines and therapeutics to Coronavirus should the virus continue to evolve.

The high throughput technologies at IPA enable large-scale screening and analysis of natural immune systems coupled with substantial characterization data, to find antibodies that have the potential to be used to prevent and treat diseases, and aim to bring forward solutions with greater efficacy in the clinic.

The current coronavirus program has enabled IPA to showcase the breadth and agility of the Company’s customized platforms, especially as they pertain to managing complicated viral outbreaks, a serious threat to public health that most would agree the world is not prepared to manage. “The accumulating data, stemming from our commitment to scientific rigor, and the cohesive nature of our global response teams, has highlighted the value of our platforms in responding during a global pandemic”, said Dr. Jennifer Bath, CEO and President of IPA. “More than ever, innovation and experience are key. Our ability screen human samples in parallel from a multitude of sources, highlights IPA’s unique capabilities. The quality of a potential therapeutic or vaccine coming out of any program is directly related to the amount of, and quality of, data entering the program, making IPA’s approach and streamlined technologies ideally suited for undertaking research to address complicated, viral pandemics”.

The Company anticipates pre-clinical studies will begin summer 2020.

Jennifer Bath, Ph.D., Chief Executive Officer of ImmunoPrecise, has reviewed and approved the scientific disclosure of this news release.

The Company’s lead antibodies against COVID-19 (or SARS-CoV-2) have not yet been studied in human clinical trials and, as a result, IPA is not making any express or implied claims that its products have been proven to have the ability to eliminate, cure or contain COVID-19 (or SARS-CoV-2) at this time.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:51e 13-JUL-20